Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Canetic Resources Trust confirms monthly distribution

    CALGARY, June 15 /CNW/ - (CNE.UN - TSX; CNE - NYSE) - Canetic Resources
Trust is pleased to announce that a cash distribution of C$0.19 per trust unit will be paid on July 13, 2007 to unitholders of record on June 29, 2007. The trust units of Canetic will commence trading on an ex-distribution basis on
June 27, 2007. Using a Canadian to U.S. dollar exchange rate of $0.94, the distribution amount is approximately U.S. $0.17 per Trust Unit. The actual
U.S. dollar equivalent distribution for unitholders who hold units through a brokerage firm will be based upon the Canadian to U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes.
Registered unitholders are paid directly by Canetic's transfer agent,
Computershare, and the distribution will be based on the Canadian to U.S.
dollar exchange rate as of the date of record, net of applicable Canadian withholding taxes.

    Canetic is one of Canada's largest oil and gas royalty trusts. Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the
trust units are listed on the New York Stock Exchange under the symbol CNE.
For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info(at)canetictrust.com or toll free telephone at 1-877-539-6300.

    ADVISORY: Certain information regarding Canetic Resources Trust including management's assessment of exchange rates, Canadian withholding taxes and
Canetic's distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, ability to access sufficient capital from internal and external sources;
failure to obtain required regulatory approvals, changes in legislation, including but not limited to tax laws and environmental regulations. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Canetic's website (www.canetictrust.com).

    %SEDAR: 00023165E          %CIK: 0001349237

    /For further information: Investor Relations, (403) 539-6300, Toll Free -
1-877-539-6300, info(at)canetictrust.com, www.canetictrust.com/
    (CNE.UN. CNE)

CO:  Canetic Resources Trust

CNW 09:00e 15-JUN-07